As filed with the Securities and Exchange Commission on October 23, 2018

Securities Act File No. 333-221812

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 2	☒

Brighthouse Funds Trust II

(Exact Name of Registrant as Specified in Charter)

One Financial Center

Boston, Massachusetts 02111

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (617) 578-4036

MICHAEL LAWLOR, ESQ.

Brighthouse Funds Trust II

One Financial Center, Boston, Massachusetts 02111

(Name and Address of Agent for Service)

Copies to:

BRIAN D. MCCABE, ESQ. Ropes & Gray LLP Prudential Tower 800 Boylston Street, Boston, Massachusetts 02199	JEREMY C. SMITH, ESQ. Ropes & Gray LLP 1211 Avenue of the Americas, New York, New York 11036

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”). There have been no changes to the combined proxy statement/prospectus or Statement of Additional Information as filed by the Registrant (File No. 333-221812) pursuant to Rule 497 under the Securities Act with the Commission on January 12, 2018 (0001193125-18-010126).

This Post-Effective Amendment relates solely to the MFS Value Portfolio series of the Registrant. Information contained in this Registration Statement relating to any other series of the Registrant is neither amended nor superseded hereby.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-14 (File No. 333-221812) of Brighthouse Funds Trust II (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-14 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

BRIGHTHOUSE FUNDS TRUST II

PART C

OTHER INFORMATION

Item 15.	Indemnification

The Registrant’s Amended and Restated Agreement and Declaration of Trust provides that each Trustee and officer of the Registrant is entitled to be indemnified against all liabilities against him or her, including the costs of litigation, unless it is determined that the Trustee or officer (1) did not act in good faith in the reasonable belief that his or her action was in or not opposed to the best interests of the Registrant; (2) had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties; and (3) in a criminal proceeding, had reasonable cause to believe that his or her conduct was unlawful. Reference is made to Article VII, Sections 7.4, 7.5, 7.6 and 7.8 of the Amended and Restated Agreement and Declaration of Trust, which is incorporated by reference to
Exhibit (a)(1) to Post-Effective Amendment No. 68 to the Registrant’s Registration Statement on Form N-1A filed on April 25, 2013,
File Nos. 002-80751 and 811-03618.

The Fund Participation Agreements among the Registrant, Brighthouse Investment Advisers, LLC (“BIA”), Brighthouse Securities, LLC (“Brighthouse Securities”) and certain insurance companies (the “Participation Agreements”) provide that the Company, as defined respectively in each Participation Agreement, will indemnify and hold harmless the Registrant and its Trustees and officers, and any person who controls the Registrant, against certain losses, claims, damages, liabilities, or litigation to which they may become subject to under any law or otherwise, so long as the losses are related to the sale or acquisition of the Registrant’s shares or certain variable life and variable annuity contracts and arise as a result of (1) making or allegedly making untrue statements of material fact or omitting or allegedly omitting material facts in any registration statements, prospectuses or statements of additional information, annual or semi-annual shareholder reports or sales literature, provided that no indemnity shall be given if such statement or omission was made in reliance upon and in conformity with information furnished to the Company for use in such documents; (2) statements or representations (other than those statements or representations contained in the documents listed in item 1) or wrongful conduct with respect to the sale of variable life and variable annuity contracts or shares of the Registrant; (3) making or allegedly making untrue statements of material fact contained in the registration statements, prospectuses or statements of additional information, sales literature or other promotional material required to be stated therein or necessary to make the statements not misleading if such statements were furnished to the Registrant by the Company; (4) failure by the Company to provide services and furnish material under the terms of the Participation Agreements; or (5) any other material breach of the Participation Agreements by the Company.

The Participation Agreements provide that BIA and Brighthouse Securities will indemnify and hold harmless each Company and each of its Trustees and officers, and any person who controls each Company, against certain losses, claims, damages, liabilities, or litigation to which they may become subject to under any law or otherwise, so long as the losses are related to the sale or acquisition of the Registrant’s shares or certain variable life and variable annuity contracts and arise as a result of (1) making or allegedly making untrue statements of material fact or omitting or allegedly omitting material facts in any registration statements, prospectuses or statements of additional information, annual or semi-annual shareholder reports or sales literature, provided that no indemnity shall be given if such statement or omission was made in reliance upon and in conformity with information furnished to the Registrant, BIA or Brighthouse Securities for use in such documents; (2) statements or representations (other than those statements or representations contained in the documents listed in item 1 not supplied by BIA, Brighthouse Securities, or the Registrant or persons under their control) or wrongful conduct of BIA, Brighthouse Securities or the Registrant, with respect to the sale of variable life and variable annuity contracts or shares of the Registrant; (3) making or allegedly making untrue statements of material fact contained in the registration statements, prospectuses or statements of additional information, sales literature or other promotional material required to be stated therein or necessary to make the statements not misleading if such statements were furnished to each Company by BIA, Brighthouse Securities or the Registrant; (4) failure by BIA, Brighthouse Securities or the Registrant to provide services and furnish material under the terms of the Participation Agreements; or (5) any other material breach of the Participation Agreements by BIA, Brighthouse Securities or the Registrant.

None of the indemnified parties in the Participation Agreements discussed above shall be indemnified for any losses if such loss was caused by or arises out of that party’s willful misfeasance, bad faith or gross negligence or by reasons of such Party’s reckless disregard of obligations and duties under the Participation Agreements.

For more specific information regarding the indemnification provisions of the Fund Participation Agreements, please refer to Sections 8.1 and 8.2 of each Fund Participation Agreement, which are incorporated by reference to Exhibits (h)(e)(1) through (h)(e)(6) to Post-Effective Amendment No. 84 to the Form N-1A Registration Statement filed with the SEC on April 27, 2017 (“Post-Effective Amendment No. 84”).

The Distribution Agreement (the “Distribution Agreement”) provides that Brighthouse Securities, LLC will indemnify and hold harmless the Registrant, and each of its directors and officers (or former officers and directors) and each person, if any, who controls the Registrant against any loss, liability, claim, damage, or expense (including the reasonable cost of investigating and defending against the same and any counsel fees reasonably incurred in connection therewith), incurred under the federal Securities Act of 1933 (the “Securities Act”) or under common law or otherwise that arise out of or are based upon: (1) any untrue or alleged untrue statement of a material fact contained in information furnished by Brighthouse Securities, LLC to the Registrant for use in the Registrant’s registration statement, Prospectus, or annual or interim reports to shareholders; (2) any omission or alleged omission to state a material fact in connection with such information furnished by Brighthouse Securities, LLC to the Registrant that is required to be stated in any of such documents or necessary to make such information not misleading; (3) any misrepresentation or omission or alleged misrepresentation or omission in connection with the offer or sale of shares of the Registrant to state a material fact on the part of Brighthouse Securities, LLC or any agent or employee of Brighthouse Securities, LLC or any other person for whose acts Brighthouse Securities, LLC is responsible, unless such misrepresentation or omission or alleged misrepresentation or omission was made in reliance on written information furnished by the Registrant, or (4) the willful misconduct or failure to exercise reasonable care and diligence on the part of any such persons with respect to services rendered under the Distribution Agreement. Reference is made to Section 12 of the Distribution Agreement among the Registrant and Brighthouse Securities, LLC, which is incorporated by reference to Exhibit (e)(1) to the Post-Effective Amendment No. 84.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by any such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant, its Trustees and officers, are insured under a policy of insurance maintained by the Registrant within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of actions suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such Trustees or officers. The policy expressly excludes coverage for any Trustee or officer whose personal dishonesty, fraudulent breach of trust, lack of good faith, or intention to deceive or defraud has been finally adjudicated or may be established or who willfully fails to act prudently.

Item 16.	Exhibits

(1)	(a)	Amended and Restated Agreement and Declaration of Trust is incorporated by reference to Post-Effective Amendment No. 68 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) filed on April 25, 2013.

(a)(1) (i)	Amendment No. 1 to the Amended and Restated Agreement and Declaration of Trust is incorporated by reference to
Exhibit (a)(1)(i) to Post-Effective Amendment No. 86 to the Registration Statement filed on April 26, 2018 (“Post-
Effective Amendment No. 86”).

	(a)(2)	Certificate of Trust is incorporated by reference to Post-Effective Amendment No. 62 to the Registrant’s Registration Statement filed on April 27, 2012 (“Post-Effective Amendment No. 62”).

	(a)(2) (i)	Certificate of Amendment to Certificate of Trust is herein incorporated by reference to Exhibit (a)(2)(i) to Post- Effective Amendment No. 86.

(2)		Amended and Restated By-Laws are incorporated by reference to Post-Effective Amendment No. 76 to the Registration Statement on Form N-1A filed on April 29, 2015.

(3)		None.

(4)		Form of Agreement and Plan of Reorganization is incorporated by reference to the Registrant’s registration statement on Form N-14 filed on November 29, 2017.

(5)		None other than Exhibits (1) and (2).

(6)	(a)	Advisory Agreement between Brighthouse Funds Trust II (the “Registrant”) and Brighthouse Investment Advisers, LLC with respect to MFS Value Portfolio is incorporated by reference to Exhibit (d)(a)(23) to Post-Effective Amendment No. 86.

	(a)(1)	Amendment No. 1 to Advisory Agreement with respect to MFS Value Portfolio is incorporated by reference to Exhibit (d)(a)(23)(i) to Post-Effective Amendment No. 86.

(b)	Sub-Advisory Agreement between Massachusetts Financial Services Company and Brighthouse Investment Advisers,
LLC, with respect to MFS Value Portfolio, is incorporated by reference to Exhibit (d)(b)(19) to Post-Effective
Amendment No. 86.

(7)		Distribution Agreement is incorporated by reference to Exhibit (e)(1) to Post-Effective Amendment No. 86.

(8)	(a)	Deferred Fee Agreement is incorporated by reference to Post-Effective Amendment No. 68 to the Registration Statement.

	(b)	List of Participants in Deferred Fee Agreement is incorporated by reference to Post-Effective Amendment No. 72 to the Registration Statement filed on April 24, 2014.

(9)	(a)	Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company is incorporated by reference to Post-Effective Amendment No. 68.

(a)(1)	Amendment to Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company is incorporated by reference to Post-Effective Amendment No. 82 to the Registration Statement filed on February 6,
2017.

	(a)(3)	Form of Non-Custodial Securities Lending Agreement between the Registrant and JPMorgan Chase Bank, N.A. is incorporated by reference to Exhibit (h)(14) to Post-Effective Amendment No. 86

	(a)(4)	Commission Recapture Agreement between the Registrant and Capital Institutional Services, Inc. is incorporated by reference to Exhibit (h)(15) to Post-Effective Amendment No. 86

(10)	(a)	Distribution and Services Plan Pursuant to Rule 12b-1 is incorporated by reference to Post-Effective Amendment
No. 84 to the Registration Statement filed on April 27, 2017 (“Pose-Effective Amendment No. 84”).

	(b)	Form of Rule 12b-1 Plan Payments Agreement between Brighthouse Securities, LLC and Brighthouse Life Insurance Company is incorporated by reference to Exhibit (m)(2) to Post-Effective Amendment No. 86.

(c)	Form of Rule 12b-1 Plan Payments Agreement between Brighthouse Securities, LLC and Brighthouse Life Insurance
Company of NY is incorporated by reference to Exhibit (m)(3) to Post-Effective Amendment No. 86.

(d)	Form of Rule 12b-1 Plan Payments Agreement between Brighthouse Securities, LLC and General American Life
Insurance Company is incorporated by reference to Exhibit (m)(4) to Post-Effective Amendment No. 86.

(e)	Form of Rule 12b-1 Plan Payments Agreement between Brighthouse Securities, LLC and Metropolitan Tower Life
Insurance Company is incorporated by reference to Exhibit (m)(5) to Post-Effective Amendment No. 86.

	(f)	Form of Rule 12b-1 Plan Payments Agreement between Brighthouse Securities, LLC and New England Life Insurance Company is incorporated by reference to Exhibit (m)(6) to Post-Effective Amendment No. 86.

	(g)	Form of Rule 12b-1 Plan Payments Agreement between Brighthouse Securities, LLC and Metropolitan Life Insurance Company is incorporated by reference to Exhibit (m)(7) to Post-Effective Amendment No. 86.

	(h)	Rule 18f-3 Plan is incorporated by reference to Post-Effective Amendment No. 54 to the Registration Statement filed on May 1, 2009.

(11)		Opinion of Ropes & Gray LLP is incorporated by reference to the Registrant’s registration statement on Form N-14 filed on November 29, 2017.

(12)		Opinion of Ropes & Gray LLP on tax matters and consequences to shareholders is filed electronically herewith.

(13)	(a)	Reserved.

	(b)	Agreement relating to the use of the “Metropolitan” name and service marks is incorporated by reference to Post- Effective Amendment No. 17 to the Registration Statement filed on April 30, 1996.

(c)	Licensing Agreement relating to MetLife Russell 2000 Index Portfolio (formerly, Russell 2000 Index Portfolio) is incorporated by Reference to Post-Effective Amendment No. 24 to the Registration Statement filed on April 1, 1999.

(d)	Licensing Agreement relating to MetLife Stock Index Portfolio and MetLife Mid Cap Stock Index Portfolio (fee
schedule omitted) is incorporated by reference to Post-Effective Amendment No. 26 to the Registration Statement
filed on April 6, 2000.

(e)	Participation Agreement among Brighthouse Funds Trust II, Brighthouse Investment Advisers, LLC, Brighthouse
Securities, LLC, and Metropolitan Life Insurance Company is incorporated by reference to Post-Effective
Amendment No. 84.

(f)	Participation Agreement among Brighthouse Funds Trust II, Brighthouse Investment Advisers, LLC, Brighthouse
Securities, LLC, and New England Life Insurance Company is incorporated by reference to Post-Effective
Amendment No. 84.

(g)	Participation Agreement among Brighthouse Funds Trust II, Brighthouse Investment Advisers, LLC, Brighthouse
Securities, LLC, and General American Life Insurance Company is incorporated by reference to Post-Effective
Amendment No. 84.

(h)	Participation Agreement among Brighthouse Funds Trust II, Brighthouse Investment Advisers, LLC, Brighthouse
Securities, LLC, and Brighthouse Life Insurance Company is incorporated by reference to Post-Effective
Amendment No. 84.

(j)	Participation Agreement among Brighthouse Funds Trust II, Brighthouse Investment Advisers, LLC, Brighthouse
Securities, LLC, and Brighthouse Life Insurance Company of NY is incorporated by reference to Post-Effective
Amendment No. 84.

(k)	Participation Agreement among Brighthouse Funds Trust II, Brighthouse Investment Advisers, LLC, Brighthouse
Securities, LLC, and Metropolitan Tower Life Insurance Company is incorporated by reference to Post-Effective
Amendment No. 84.

	(l)	Interim Administrative Services Agreement is incorporated by reference to Post-Effective Amendment No. 62 to the Registration Statement.

	(m)	Expense Agreement dated April 30, 2018 is incorporated by reference to Exhibit (h)(12) to Post-Effective Amendment No. 86.

	(n)	Amended and Restated Master Administration Agreement with State Street Bank and Trust Company is incorporated by reference to Post-Effective Amendment No. 68.

	(o)(1)	Amendment to Amended and Restated Master Administration Agreement is incorporated by reference to Post- Effective Amendment No. 82.

	(o)(2)	Amendment No. 2 to Amended and Restated Master Administration Agreement is incorporated by reference to Exhibit (h)(13)(ii) to Post-Effective Amendment No. 86.

(14)		Consent of Deloitte & Touche LLP is incorporated by reference to the Registrant’s registration statement on Form N-14 filed on November 29, 2017.

(15)		None

(16)	Powers of Attorney for all Trustees whose name has been signed are incorporated by reference to the Registrant’s registration statement on Form N-14 filed on November 29, 2017.

(17)	Not applicable.

Item 17.	Undertakings

(a)	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(b)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new
Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, as amended, this registration statement has been signed on behalf of the Registrant, in this City of Boston and Commonwealth of Massachusetts on the 22nd day of October, 2018.

BRIGHTHOUSE FUNDS TRUST II
(Registrant)

By:	/s/ KRISTI SLAVIN
Kristi Slavin
President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Signature	Title	Date

/s/ KRISTI SLAVIN Kristi Slavin	President and Chief Executive Officer (Principal Executive Officer)	October 22, 2018

/s/ ALAN R. OTIS Alan R. Otis	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	October 22, 2018

STEPHEN M. ALDERMAN* Stephen M. Alderman	Trustee	October 22, 2018

ROBERT J. BOULWARE* Robert J. Boulware	Trustee	October 22, 2018

SUSAN C. GAUSE* Susan C. Gause	Trustee	October 22, 2018

NANCY HAWTHORNE* Nancy Hawthorne	Trustee	October 22, 2018

BARBARA A. NUGENT* Barbara A. Nugent	Trustee	October 22, 2018

JOHN ROSENTHAL* John Rosenthal	Trustee	October 22, 2018

	Trustee	October 22, 2018
Christopher J. Towle

DAWN M. VROEGOP* Dawn M. Vroegop	Trustee	October 22, 2018

* By:	/s/ Brian D. McCabe
Brian D. McCabe**
Attorney-in-Fact

**	Pursuant to Power of Attorney for each Trustee, dated November 29, 2017, and incorporated to the Registrant’s registration statement on Form N-14 filed on November 29, 2017.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(12)	Opinion of Ropes & Gray LLP on tax matters and consequences to shareholders